SurfControl®

October 4, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

07027349

SEC MAIL PROCESSING
RECEIVED
OCT 12 2007
WASH. D.C.
185
SECTION

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements and Forms 88(2) (Revised 2005) Return of Allotment of Shares:

- REG-SurfControl PLC Holding(s) in Company, dated September 3, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 3, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 3, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 3, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 3, 2007
- REG-Gruss Asset Management LLP, Rule 8.3 – SurfControl Plc, dated September 3, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 4, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated September 4, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 4, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 4, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 5, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 5, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 5, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 5, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 5, 2007
- REG-Trafalgar Asset Managers Ltd. Rule 8.3 – SurfControl PLC, dated September 5, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated September 5, 2007
- REG-Gruss Asset Management LLP, Rule 8.3 – SurfControl Plc, dated September 5, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 6, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 6, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 6, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 7, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 14, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 14, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 25, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 27, 2007
- REG-SurfControl PLC Scheme of Arrangement Update, dated October 2, 2007
- REG-Websense Inc Offer Update, dated October 2, 2007

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

SurfControl, Inc.,
1900 West Park Drive, Suite 180, Westborough, Massachusetts 01581, USA
Telephone: (831)-440-2500 Fax: (831)-440-4878
www.surfcontrol.com

U.S. Headquarters – SurfControl, Inc.,
5550 Scotts Valley Drive, Scotts Valley, California 95066, USA
Telephone: (831)-440-2500 Fax: (831)-440-2740
www.surfcontrol.com

Offices in Australia • Austria • China • France • Germany • Israel • Netherlands • Singapore • United Kingdom • United States

Registered in England No: 1566321

- REG-Websense Inc – Offer Update, dated October 3, 2007
- REG-SurfControl PLC – Delisting of Shares, dated October 3, 2007
- Forms 88(2) (Revised 2005) Return of Allotment of Shares, dated September 5, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

SurfControl®

October 4, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements and Forms 88(2) (Revised 2005) Return of Allotment of Shares:

- REG-SurfControl PLC Holding(s) in Company, dated September 3, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 3, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 3, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 3, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 3, 2007
- REG-Gruss Asset Management LLP, Rule 8.3 – SurfControl Plc, dated September 3, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 4, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated September 4, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 4, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 4, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 5, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 5, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 5, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 5, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 5, 2007
- REG-Trafalgar Asset Managers Ltd. Rule 8.3 – SurfControl PLC, dated September 5, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated September 5, 2007
- REG-Gruss Asset Management LLP, Rule 8.3 – SurfControl Plc, dated September 5, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 6, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated September 6, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated September 6, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated September 7, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 14, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 14, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 25, 2007
- REG-SurfControl PLC Holding(s) in Company, dated September 27, 2007
- REG-SurfControl PLC Scheme of Arrangement Update, dated October 2, 2007
- REG-Websense Inc Offer Update, dated October 2, 2007

- REG-Websense Inc – Offer Update, dated October 3, 2007
- REG-SurfControl PLC – Delisting of Shares, dated October 3, 2007
- Forms 88(2) (Revised 2005) Return of Allotment of Shares, dated September 5, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:1674D
Surfcontrol PLC
03 September 2007

LETTER TO: SURFCONTROL PLC
31 August 2007

Disclosure of Holdings

Below is a notification in accordance with DTR 5 of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006, of the holdings of Deutsche Bank AG and its subsidiary companies in the shares of Surfcontrol Plc.

Deutsche Bank AG, London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.

From: Deutsche Bank AG London

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation: DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.): TILNEY INVESTMENT MANAGEMENT

5. Date of the transaction and date on which the threshold is crossed or reached if different):

29/08/2007

6. Date on which issuer notified: 31/08/2007

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	1,428,766	1,428,766

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0002901790	1,702,584	1,702,584	1,400	5.92%	0.00%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,703,984	5.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: DAVID LINDSAY/ANDREW ANDERSON

15. Contact telephone number: +00 44 207 545 8533/8532

END

HOLBGGDCSGGGGRX

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:1694D
Morgan Stanley Securities Ld(EPT)
03 September 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	31 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
4,035	6.9200	6.8800

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	3,720	6.9062
CFD	SHORT	315	6.9179

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03 September 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLIAAIVIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:1746D
UBS AG (EPT)
03 September 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	31 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	363,090	1.26%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	363,090	1.26%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	500	692.5 pence
PURCHASE	900	693
TOTAL PURCHASES:	1,400	
TOTAL SALES:	0	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	3 SEPTEMBER 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762

Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDCLBGGGRX

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:1763D
UBS AG (EPT)
03 September 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	31 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,000	6.9069 GBP	6.9069 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	03 SEPTEMBER 2007
Contact name	020 7568 9289
Telephone number	NIMISHA SACHDEV
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDCDXGGGRX

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	31 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	586,319	2.04%	60,069	0.21%
(2) Derivatives (other than options)	189,262	0.66%	273,385	0.95%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	333,454	1.16%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,929	6.8944
Sale	3,042	6.9029
Sale	1,929	6.8944
Sale	2,400	6.8678
Sale	1,929	6.8944

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1929	6.8945
CFD	Short	3042	6.905
CFD	Long	2400	6.8678
CFD	Long	1929	6.8944
CFD	Long	3042	6.9029

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 September 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG - Gruss Asset Management LLP, Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	31 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	1,209,980 (4.21%)	
(3) Options and agreements to purchase/sell		
Total	1,209,980 (4.21%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	5,000	690.00p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 September 2007
Contact name	Paul Lodge
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:2491D
UBS AG (EPT)
04 September 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	03 SEPTEMBER 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	364,240	1.27%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	364,240	1.27%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	9	690.5 pence
PURCHASE	1,141	692

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	04 SEPTEMBER 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDCGGGGGRS

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	September 3, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,656,241 (12.71%, based on 28,767,875 ordinary shares outstanding, as publicly reported by SurfControl plc on August 24, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,656,241	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - September 3, 2007	3,026	USD 13.94

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	September 4, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	03 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	581,840	2.02%	65,969	0.23%
(2) Derivatives (other than options)	193,741	0.67%	277,864	0.97%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	343,833	1.20%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	4,463	6.9029
Sale	16	6.9015

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	16	6.9016
CFD	Short	4463	6.905
CFD	Long	16	6.9012
CFD	Long	4463	6.9029

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 September 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:2825D
Morgan Stanley Securities Ld(EPT)
04 September 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 September 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
998	6.9100	6.9000

Total number of securities Sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	849	6.9069
CFD	SHORT	149	6.9110

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)
N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04 September 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVEALISIID

Financial Announcements

REG-Morgan Stanley&CoInc EPT Disclosure

RNS Number:3296D
Morgan Stanley & Co. Inc.
05 September 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley & Co. Inc.
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 September 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
10,081	6.9102	6.9102

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
10,081	6.9101	6.9101

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying, etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)
N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05 September 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVIAAIEIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:3350D
UBS AG (EPT)
05 September 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	04 SEPTEMBER 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
16,400	6.9341 GBP	6.9341 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	736,367	6.92 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	05 SEPTEMBER 2007
Contact name	020 7568 9289
Telephone number	NIMISHA SACHDEV
Name of offeree/offeror with which connected connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDCDBGGGRU

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:3372D
UBS AG (EPT)
05 September 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	04 SEPTEMBER 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	364,590	1.27%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	364,590	1.27%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	318	692.5 pence
PURCHASE	32	694

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	05 SEPTEMBER 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDCRDGGGRU

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:3403D
Morgan Stanley Securities Ld(EPT)
05 September 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 September 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
10,502	6.9300	6.9100

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
10,081	6.9200	6.9000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	421	6.9245

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing varying, etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)
N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05 September 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFELAVIEIID

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	04 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	577,598	2.01%	68,548	0.24%
(2) Derivatives (other than options)	197,983	0.69%	282,106	0.98%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	350,654	1.22%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,442	6.9174
Sale	1,442	6.9174
Sale	1,442	6.9174
Sale	2,800	6.9274

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1442	6.9175
CFD	Short	2800	6.9295
CFD	Long	1442	6.9174
CFD	Long	2800	6.9273

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05 September 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Trafalgar Asset Managers Ltd. Rule 8.3 - Surfcontrol PLC

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	TRAFALGAR ASSET MANAGERS LTD
Company dealt in	Surfcontrol PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	4 September 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	560,797 1.95%	
(3) Options and agreements to purchase/sell		
Total	560,797 1.95%	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

(c) Rights to subscribe (Note 3)

-0-

*T

*T

Class of relevant security:	Details

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note 5)

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	4,892	690.6900p

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

---

*T

Is a Supplemental Form 8 attached? (Note 9) NO

-0-

*T

Date of disclosure	5 September 2007
Contact name	Marie Lawlor
Telephone number	020 7534 6018

If a connected EFM, name of offeree/offeror with which connected

---

If a connected EFM, state nature of connection (Note 10)

---

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk
Trafalgar Asset Managers Ltd.

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	September 4, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,646,160 (12.67%, based on 28,767,875 ordinary shares outstanding, as publicly reported by SurfControl plc on August 24, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,646,160	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale - September 4, 2007	10,081	USD 13.90

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

---

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T
Date of disclosure September 5, 2007

Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG - Gruss Asset Management LLP, Rule 8.3 - Surfcontrol Plc

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Gruss Asset Management LLP
Company dealt in	Surfcontrol Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	04 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	1,226,380 (4.26%)	
(3) Options and agreements to purchase/sell		
Total	1,226,380 (4.26%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	16,400	692.72p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05 September 2007
Contact name	Paul Lodge
Telephone number	+44 207 518 9002
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:4123D
Morgan Stanley Securities Ld(EPT)
06 September 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 September 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
10,475	6.9350	6.9200

Total number of securities	Highest price received (Note 3) GBP	Lowest price received (Note 3)
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	10,114	6.9269
CFD	SHORT	361	6.9331

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying, etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)
N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06 September 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFEIARIRIID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:4194D
UBS AG (EPT)
06 September 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	05 SEPTEMBER 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
4,012	6.92 GBP	6.92 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	06 SEPTEMBER 2007
Contact name	020 7568 9289
Telephone number	NIMISHA SACHDEV
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDCIDGGGRL

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	05 September 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	574,945	2.00%	70,501	0.25%
(2) Derivatives (other than options)	200,636	0.70%	284,759	0.99%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	355,260	1.23%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	553	6.9167
Sale	553	6.9167
Sale	553	6.9167
Sale	2,100	6.9229

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	553	6.9167
CFD	Short	2100	6.925
CFD	Long	553	6.9166
CFD	Long	2100	6.9229

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06 September 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:4949D
Morgan Stanley Securities Ld(EPT)
07 September 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	06 September 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
2,003	6.9350	6.9200

Total number of securities	Highest price received (Note 3) GBP	Lowest price received (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	1,812	6.9269
CFD	SHORT	191	6.9329

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)
N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07 September 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFLATIDIID

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:8673D
Surfcontrol PLC
14 September 2007

To Surfcontrol PLC dated 13 September 2007

Disclosure of Holdings

Below is a notification in accordance with DTR 5 of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006, of the holdings of Deutsche Bank AG and its subsidiary companies in the shares of Surfcontrol Plc.

Deutsche Bank AG, London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.

From Deutsche Bank AG London

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation: DEUTSCHE BANK AG

4. Full name of shareholder(s) (if different from 3.): DEUTSCHE BANK AG
TILNEY INVESTMENT MANAGEMENT

5. Date of the transaction and date on which the threshold is crossed or reached if different):

12/09/2007

6. Date on which issuer notified: 13/09/2007

7. Threshold(s) that is/are crossed or reached: 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	1,702,584	1,703,984

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0002901790	1,727,369	1,727,369	1,400	6.01	0.00

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,728,769	6.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: DAVID LINDSAY/ANDREW ANDERSON

15. Contact telephone number: +00 44 207 545 8533/8532

END
HOLBGGDCXDBGGRS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:9028D
Surfcontrol PLC
14 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.):

Goldman Sachs International
Goldman Sachs Asset
Management, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 12 SEPTEMBER 2007

6. Date on which issuer notified: 14 SEPTEMBER 2007

7. Threshold(s) that is/are crossed or reached: 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights (vii)
GB0002901790	1,985,663	6.91%

Resulting situation after the triggering transaction (xii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (xi)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002901790		1,974,742	40,658	6.87%	0.14%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,015,400	7.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The interest in 1,974,742 shares arose from the beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 40,658 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers / Alan Cox

15. Contact telephone number: 0207-051-1704 / 0207-552-9205 / 0207-774-8774

END

HOLBUGDCRDBGGRS

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4588E
Surfcontrol PLC
25 September 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation: THE GOLDMAN SACHS GROUP INC

4. Full name of shareholder(s) (if different from 3):

GOLDMAN SACHS INTERNATIONAL
GOLDMAN SACHS ASSET MANAGEMENT L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

21 SEPTEMBER 2007

6. Date on which issuer notified: 25 SEPTEMBER 2007

7. Threshold(s) that is/are crossed or reached: 7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	2,012,332	6.99%

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
		1,973,103	39,456	6.86%	0.14%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,012,559	7.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The interest in 1,973,103 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 39,456 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: shareholderdisclosures@gs.com

14. Contact name: JOANNE WALL/SEAN ROGERS/ALAN COX

15. Contact telephone number: 0207 051 1704/0207 552 9205/0207 774 8774

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

END

HOLBSGDCBXDGGRU

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:6335E
Surfcontrol PLC
27 September 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation: THE GOLDMAN SACHS GROUP INC

4. Full name of shareholder(s) (if different from 3.): GOLDMAN SACHS INTERNATIONAL
GOLDMAN SACHS ASSET MANAGEMENT L.P.

5. Date of the transaction and date on which the threshold is crossed or reached if different):

24 SEPTEMBER 2007

6. Date on which issuer notified: 26 SEPTEMBER 2007

7. Threshold(s) that is/are crossed or reached: 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	2,012,559	7.00%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
GB0002901790			1,971,674	39,456	6.858%	0.137%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,011,130	6.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

The interest in 1,971,674 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 39,456 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GENERAL E-MAIL CONTACT: shareholderdisclosures@gs.com

14. Contact name: JOANNE WALL/SEAN ROGERS/ALAN COX

15. Contact telephone number: 0207-051-1704/0207-552-9205/0207-774-8774

END

HOLBDGDCDUDGGRR

Financial Announcements

REG-Surfcontrol PLC Scheme of Arrangement Update

RNS Number:9599E
Surfcontrol PLC
02 October 2007

SURFCONTROL PLC

Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where it would be unlawful to do so.

COURT SANCTIONS SCHEME OF ARRANGEMENT AND REDUCTION OF SHARE CAPITAL

SurfControl plc ("SurfControl", the "Company") is pleased to announce that the High Court of Justice in England and Wales (the "High Court") today made an order sanctioning the Scheme of Arrangement (the "Scheme") between the Company and the holders of Scheme Shares, and confirming the Capital Reduction comprised in the Scheme, to effect the proposed acquisition of the Company by Websense SC Operations Limited, a wholly owned subsidiary of Websense, Inc. ("Websense").

It is intended that an office copy of the Court order sanctioning the Scheme will be delivered to the Registrar of Companies on 3 October 2007, together with an office copy of the Court order relating to the Capital Reduction for registration by the Registrar of Companies on 3 October 2007. At such stage, the Scheme will become effective.

It is also intended that the listing of SurfControl Shares on the Official List will be cancelled, and that SurfControl Shares will cease to be admitted to trading on the London Stock Exchange, with effect from 7.30 a.m. on 3 October 2007.

On the Scheme becoming effective, SurfControl Shareholders will be entitled to receive 700 pence in cash for each SurfControl Share held at the Record Time.

Settlement of the cash consideration is to be effected within 14 days of the Scheme Effective Date.

Unless stated otherwise, capitalised terms used in this announcement shall have the same meanings as in the Scheme Document dated 20 July 2007.

Enquiries:

SurfControl plc	
Patricia Sueltz	Tel: +1 831 440 2707
Simon Wilson	Tel: +1 831 440 2530
UBS Limited	
Adrian Haxby	Tel: +44 20 7568 2641
Nick Adams	Tel: +44 20 7568 2974
ICIS	Tel: +44 20 7651 8688
Tom Moriarty	
Caroline Evans-Jones	

The SurfControl Directors accept responsibility for the information contained in this announcement other than the information for which the board of Websense accepts responsibility. To the best of the knowledge and belief of the SurfControl Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The board of Websense accept responsibility for the information contained in this announcement relating to the Websense Group, the opinions of Websense, the members of their immediate families, related trusts and person connected with them. To the best of the knowledge and belief of the board of Websense (which has taken all reasonable care to ensure that such is the case), the information contained in this announcement for which it accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Morgan Stanley, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Websense and Websense SC Operations Limited and for no one else in connection with the matters described herein and will not be responsible to anyone other than Websense and Websense SC Operations Limited for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the matters described herein.

UBS is acting for SurfControl and for no one else in connection with the matters described herein and will not be responsible to anyone other than SurfControl for providing the protections afforded to clients of UBS or for providing advice in relation to the matters described herein.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

END

SOAFSUFFESWSEDS

Financial Announcements

REG-Websense Inc Offer Update

RNS Number:9616E
Websense Inc
02 October 2007

2 October 2007

Immediate Release

U.K. Court Sanctions Scheme of Arrangement for SurfControl

Acquisition Expected to Close on October 3, 2007

Websense, Inc. (NASDAQ:WBSN) today announced that the High Court of Justice of England and Wales has sanctioned the Scheme of Arrangement to implement the recommended offer for SurfControl plc by Websense SC Operations Limited, a wholly owned subsidiary of Websense, Inc.

It is expected that the Effective Date of the Scheme will be October 3, 2007. A further announcement will be made to confirm that the Scheme has become effective on this date.

Enquiries:

US MEDIA CONTACT:	UK MEDIA CONTACT	INVESTOR CONTACT:
Cas Purdy	Rebecca Zarkos	Kate Patterson
Websense, Inc.	Websense, Inc.	Websense, Inc.
+1 858 320 9493	+44 1932 895187	+1 858 320 8072
cpurdy@websense.com	rzarkos@websense.com	kpatterson@websense.com

About Websense, Inc.

Websense, Inc. (NASDAQ: WBSN), protects more than 25 million employees from external and internal computer security threats. Using a combination of preemptive ThreatSeekerTM malicious content identification and categorization technology and information leak prevention technology, Websense helps make computing safe and productive. Distributed through its global network of channel partners, Websense software helps organizations block malicious code, prevent the loss of confidential information and manage Internet and wireless access. For more information, visit www.websense.com.

This announcement should be read in conjunction with the Scheme Document. This announcement does not constitute an offer or invitation to purchase any securities. SurfControl shareholders are advised to read carefully the formal documentation in relation to the Proposal.

Terms used but not defined in this announcement shall have the meanings given to them in the Scheme Document available at www.websense.com/acquisition.

This announcement contains forward-looking statements that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause Websense's results to differ materially from historical results or those expressed or implied by such forward-looking statements. These statements may include, among others, expectations as to the timing of the close of the transaction. Websense assumes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for Websense and Websense SC Operations Limited in connection with the Proposal and no one else and will not be responsible to anyone other than Websense and Websense SC Operations Limited for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

UBS Limited ("UBS") is acting for SurfControl in connection with the Proposal and no one else and will not be responsible to anyone other than SurfControl for providing the protections afforded to clients of UBS or for providing advice in relation to the Proposal or any other matters referred to in this announcement.

Copies of this announcement and any documentation relating to the Proposal are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any restricted jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send such documents in or into or from a restricted jurisdiction. The Proposal (unless otherwise determined by Websense SC Operations Limited and permitted by applicable law and regulation), will not be made, directly or indirectly, in or into, or by the use of the mails, or by any means of instrumentality (including without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of the restricted jurisdictions, and the Proposal will not be capable of acceptance from or within any restricted jurisdiction.

The ability of SurfControl shareholders who are not resident in and citizens of the United Kingdom to accept the Proposal may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The directors of Websense, Inc. accept responsibility for the information contained in this document, other than information relating to SurfControl plc. To the best of the knowledge and belief of the directors of Websense, Inc. (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they take responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END

OUPILFELIILFIID

Wednesday October 3, 09:30 AM

Websense Inc - Offer Update

RNS Number:0430F

Websense Inc

03 October 2007

3 October 2007

Immediate Release

Websense Completes Acquisition of SurfControl (LSE: SRF.L - news) - Establishes Industry Standard for Intelligent Content Protection

Company Pledges Support to SurfControl Customers and Channel Partners

Websense (NASDAQ: WBSN - news) , Inc. (NASDAQ (NASDAQ: news) :WBSN) today closed its acquisition of SurfControl plc, as

the scheme of arrangement relating to the recommended offer for SurfControl plc, at a price of 700 pence per share, has now become effective. The final purchase price is approximately #204 million, including deferred compensation and stock option expense. The acquisition represents a major milestone in the execution of Websense's growth strategy to expand its security product portfolio and customer base through both internal development and acquisition.

As a result, Websense offers a powerful set of content security solutions that intelligently protect customers from external malicious attacks and internal information leaks, delivered as downloadable software, on an appliance, and now as an on-demand hosted service. With the acquisition of SurfControl, Websense has doubled its customer base to more than 50,000 organizations worldwide and now protects content for more than 42 million employees.

The company's products now include a complete set of content protection solutions, including Web security, e-mail and spam filtering, and information leak prevention, tailored to meet the specific requirements of small, medium and enterprise-sized organizations. Over time, Websense plans to enhance SurfControl's on-demand platform to deliver other hosted content protection services, such as information leak prevention services and advanced Web security offerings based on Websense(R) ThreatSeeker(TM)technology.

SurfControl's on-demand platform also bolsters Websense's ability to discover Internet-based threats. Websense is the technology leader in Web threat discovery. Websense ThreatSeeker technology scans more than 600 million Web sites per week identifying and categorizing Web-based security threats. SurfControl's on-demand platform, which processes more than 350 million emails per week, gives Websense more visibility into email-based threats such as spam. The combination of Websense and SurfControl technologies offers unparalleled Internet threat intelligence spanning both the Web and email.

'Over the last year, Websense dramatically expanded its product portfolio to offer a full range of content protection software, Web security, messaging security, and information leak prevention,' said Brian Burke, Program Director, Security Products and Services, IDC. 'Adding technologies and delivery platforms in high-growth content security markets provides its customers and

channels with a broader range of security options. It also helps Websense further carve out its unique niche in the broader IT security market.'

'Content is the lifeblood of business, and its value makes it the next battleground in security,' said Gene Hodges, CEO, Websense. 'Only Websense offers customers content protection solutions that combine deep knowledge of the Internet with precise understanding of their information to create powerful policies that govern who can use content, where it can go, and how it can get there. We will leverage these capabilities, as well as our increased scale and international reach, to drive continued innovation in content protection and meet the challenges of a changing threat environment.'

Websense also today announced a five-point pledge to SurfControl customers. Specifically, Websense pledged:

* support for SurfControl's flagship products - SurfControl(R) Web Filter and Mobile Filter - through 2011
* enhanced database functionality for SurfControl Web Filter and Mobile Filter by supplementing the SurfControl database with Websense's own comprehensive URL database of more than 30 million Web sites, including more than 200,000 high-risk sites by the first calendar quarter of 2008
* price protection for the first renewal of current SurfControl Web Filter and Mobile Filter subscriptions
* continued investment and development in SurfControl E-mail Filter and SurfControl on-demand products, MailControl and WebDefense
* forums for on-going customer communication, focusing on the quality of support and product direction, including a new integration Web portal for SurfControl customers available on the Internet at www.websense.com/acquisition.

'We hope to prove to SurfControl customers and resellers that Websense is a trustworthy partner with the vision, products, support and services to play an expanded role in their security strategy,' added Hodges. 'After five months of integration planning, we're ready to demonstrate our support for SurfControl customers and resellers and take the next steps to deliver on our vision and strategy.'

The transaction is being financed through a combination of Websense's existing cash resources and a $210 million term loan under a syndicated senior credit facility arranged for by Morgan Stanley Senior Funding, Inc. and Bank of America NA as syndication agent. The term loan is expected to close on October 11, 2007.

Enquiries:

MEDIA CONTACT: MEDIA CONTACT: INVESTOR CONTACT:

Cas Purdy Rebecca Zarkos Kate Patterson

Websense, Inc. Websense, Inc. Websense, Inc.
+1 858 320 9493 +44 1932 895187 +1 858 320 8072

Wednesday October 3, 10:37 AM

Surfcontrol PLC - Delisti:ıg of Shares

RNS Number:0496F

Surfcontrol PLC

03 October 2007

SURFCONTROL PLC

Not for release, publication or distribution in whole or in part in, into or

from any jurisdiction where it would be unlawful to do so.

SCHEME OF ARRANGEMENT BECOMES EFFECTIVE AND DELISTING OF SHARES IN SURFCONTROL PLC

SurfControl (LSE: SRF.L - news) plc ('SurfControl', the 'Company') is pleased to announce that the Scheme of Arrangement (the 'Scheme') to effect the acquisition of SurfControl by Websense SC Operations Limited, a wholly owned subsidiary of Websense (NASDAQ: WBSN - news) , Inc. (' Websense'), has now become effective in accordance with its terms.

Following an application by SurfControl to the UK Listing Authority, the listing of SurfControl Shares on the Official List was cancelled and consequently SurfControl Shares ceased to be admitted to trading on the London Stock Exchange, both with effect from 7.30 a.m. (London time) this morning.

SurfControl Shareholders will be entitled to receive 700 pence in cash for each SurfControl Share held at the Record Time. Settlement of the cash consideration is to be effected within 14 days from today.

Unless stated otherwise, capitalised terms used in this announcement shall have the same meanings as in the Scheme Document dated 20 July 2007.

Enquiries:

SurfControl plc

Patricia Sueltz Tel: +1 831 440 2707

Simon Wilson Tel: +1 831 440 2530

UBS Limited

Adrian Haxby Tel: +44 20 7568 2641

Nick Adams Tel: +44 20 7568 2974

ICIS Tel: +44 20 7651 8688

Tom Moriarty

Caroline Evans-Jones

The SurfControl Directors accept responsibility for the information contained in this announcement other than the information for which the board of Websense accepts responsibility. To the best of the knowledge and belief of the SurfControl Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The board of Websense accept responsibility for the information contained in

this announcement relating to the Websense Group, the opinions of Websense, the members of their immediate families, related trusts and person connected with them. To the best of the knowledge and belief of the board of Websense (which has taken all reasonable care to ensure that such is the case), the information contained in this announcement for which it accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Morgan Stanley (NYSE: MS - news) , which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Websense and Websense SC Operations Limited and for no one else in connection with the matters described herein and will not be responsible to anyone other than Websense and Websense SC Operations Limited for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the matters described herein.

UBS (Virt-X: UBSN.VX - news) is acting for SurfControl and for no one else in connection with the matters described herein and will not be responsible to anyone other than SurfControl for providing the protections afforded to clients of UBS or for providing advice in relation to the matters described herein.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

END
MSCILFVIIELVIID

Companies House

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 1566321

Company name in full: SURFCONTROL PLC.

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10 / 08 / 2007	21 / 08 / 2007

Class of shares (ordinary or preference etc)	ORDIARY	ORDINARY	ORDINARY
Number allotted	615	308	872
Nominal value of each share	£0-10	£0-10	£0-10
Amount (if any) paid or due on each share (including any share premium)	£ 5-45	£ 4-48	£ 4-2675

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) COMPUTER SHARE INVESTOR SERVICES PLC Designated Client	Class of shares allotted	Number allotted
Address Monies Account no 9		
c/o ROYAL BANK OF SCOTLAND PO BOX 412	ORDINARY	1795
62/63 THREADNEEDLE STREET		
LONDON UK Postcode EC2R 8LA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/9/07

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A. J. WALKER c/o SURFCONTROL PLC, RIVERSIDE,
MOUNTBATTEN WAY CONGLETON
CHESHIRE Tel (01260) 296226
DX number DX exchange

October 2, 2007

SurfControl®

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 12 2007
WASH, D.C.
185

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-SurfControl PLC Holding(s) in Company, dated August 20, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 20, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 20, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated August 21, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 21, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 21, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 21, 2007
- REG-Morgan Stanley Secs. EPT Dislcosure, dated August 22, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 22, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 22, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 22, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 23, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 23, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 24, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated August 24, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 24, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 24, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 28, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 28, 2007
- REG-BearStearns IntTrad Rule 8.3 – SurfControl Plc, dated August 28, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 28, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 29, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 29, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 29, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated August 29, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 30, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 30, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 30, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 30, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 31, 2007

- REG-UBS AG (EPT) EPT Disclosure, dated August 31, 2007
- REG-Aviva PLC Rule 8.3 – SURFCONTROL PLC, dated August 31, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 31, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

SurfControl®

October 2, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-SurfControl PLC Holding(s) in Company, dated August 20, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 20, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 20, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated August 21, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 21, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 21, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 21, 2007
- REG-Morgan Stanley Secs. EPT Dislcosure, dated August 22, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 22, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 22, 2007
- REG-Stevens Capital Management LP Rule 8.3 – SurfControl plc, dated August 22, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 23, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 23, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 24, 2007
- REG-SurfControl PLC Rule 2.10 Announcement, dated August 24, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 24, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 24, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 28, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 28, 2007
- REG-BearStearns IntTrad Rule 8.3 – SurfControl Plc, dated August 28, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 28, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 29, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 29, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 29, 2007
- REG-Artisan Partners Rule 8.3 – SurfControl plc, dated August 29, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 30, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 30, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 30, 2007
- REG-UBS AG (EPT) EPT Disclosure, dated August 30, 2007
- REG-Morgan Stanley Secs. EPT Disclosure, dated August 31, 2007

- REG-UBS AG (EPT) EPT Disclosure, dated August 31, 2007
- REG-Aviva PLC Rule 8.3 – SURFCONTROL PLC, dated August 31, 2007
- REG-Barclays PLC, Rule 8.3 – SURFCONTROL, dated August 31, 2007

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:4858C
Surfcontrol PLC
20 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: SURFCONTROL - GB0002901790

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (YES)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N/A)

An event changing the breakdown of voting rights: (N/A)

Other (please specify) : (N/A)

3. Full name of person(s) subject to the notification obligation: UBS INVESTMENT BANK

4. Full name of shareholder(s) (if different from 3.): UBS AG LONDON BRANCH

5. Date of the transaction and date on which the threshold is crossed or reached if different): 16TH AUGUST 2007

6. Date on which issuer notified: 17TH AUGUST 2007

7. Threshold(s) that is/are crossed or reached: 8.01%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB0002901790	2,031,679	2,031,679

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
	2,302,337	2,302,337	-	8.01%	-

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
2,302,337	8.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG LONDON BRANCH - 2,302,337 8.01%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

SUSANNE STEYN
DIRECTOR
UBS AG

15. Contact telephone number: 0207 567 6116

END

HOLBDGDILXDGGRG

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	17 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	627,508	2.18%	25,782	0.09%
(2) Derivatives (other than options)	136,983	0.48%	232,196	0.81%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	764,491	2.66%	257,978	0.90%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,319	6.8365
Sale	2,319	6.8365
Sale	7,400	6.8023

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	2319	6.8366
CFD	Short	2544	6.84
CFD	Long	7400	6.8022
CFD	Long	2319	6.8365
CFD	Long	2544	6.8379

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	17 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	530,141 1.843%	0
(3) Options and agreements to purchase/sell		
Total	530,141 1.843%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	100 2,344 56	#6.830 #6.840 #6.845

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-
*T

Date of disclosure	20 August 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)
-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Swap	Equity 530,141	Purchased N/A	Cash Settled Equity Swap N/A		

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated. For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:5514C
Surfcontrol PLC
21 August 2007

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 20 August 2007, it had the following securities in issue:

- 28,767,004 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530

Andrew Walker -Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 21 August, 2007

END

RTTGGGZRMMDGNZM

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:5572C
Morgan Stanley Securities Ld(EPT)
21 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
100,368	6.8500	6.8050

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
243	6.8250	6.8250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	250	6.8241
CFD	SHORT	375	6.8120
CFD	SHORT	60,500	6.8567
CFD	SHORT	25,000	6.8567
CFD	SHORT	5,400	6.8567
CFD	SHORT	9,100	6.8567

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLTRILFID

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	20 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	626,844	2.18%	17,166	0.06%
(2) Derivatives (other than options)	137,647	0.48%	237,727	0.83%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	764,491	2.66%	254,893	0.89%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,867	6.8197
Sale	4,867	6.8197
Sale	664	6.8230

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	4867	6.8198
CFD	Short	664	6.825
CFD	Long	664	6.8229

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - SurfControl plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	20 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	529,299	1.84%	0	
(3) Options and agreements to purchase/sell				
Total	529,299	1.84%	0	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	N/A			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	56 200 44 242 265 35	#6.805 #6.820 #6.840 #6.845 #6.850 #6.860

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T

4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T

Is a Supplemental Form 8 attached? (Note 9)	YES

-0-
*T

Date of disclosure	21 August 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)
-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	529,299	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated.
For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:6292C
Morgan Stanley Securities Ld(EPT)
22 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
5,843	6.9000	6.8500

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	5,618	6.8572
CFD	SHORT	225	6.8807

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFLTEIFFID

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - Surfcontrol plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	21 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)	529,199 1.84%	0
(3) Options and agreements to purchase/sell		
Total	529,199 1.84%	0

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	N/A	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details
N/A	

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	100	#6.875

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
	N/A	

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T
Is a Supplemental Form 8 attached? (Note 9) YES
-0-
*T

Date of disclosure	22 August 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8
DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)
-0-
*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	529,199	N/A	Cash Settled Equity Swap	N/A

*T
Notes
1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated.
For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Stevens Capital Management LP

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	21 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	616,432	2.14%	32,459	0.11%
(2) Derivatives (other than options)	148,059	0.51%	243,272	0.85%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	764,491	2.66%	275,731	0.96%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	5,545	6.8479
Sale	4,867	6.8197

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	5545	6.85
CFD	Long	4867	6.8197
CFD	Long	5545	6.8479

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Stevens Capital Management LP Rule 8.3 - Surfcontrol plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Stevens Capital Management LP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common Shares
Date of dealing	22 August 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	528,199	1.836%	0	
(3) Options and agreements to purchase/sell				
Total	528,199	1.836%	0	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	N/A			
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details
N/A	

*T

3. DEALINGS (Note 4)

(a) Purchases and sales

-0-

*T

Purchase/sale	Number of securities	Price per unit (Note 5)
N/A		

*T

(b) Derivatives transactions (other than options)

-0-

*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Total Return Equity Swap	Short	233	#6.855
		389	#6.860
		100	#6.885
		78	#6.890
		200	#6.895

*T

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

-0-

*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
N/A						

*T

(ii) Exercising

-0-

*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A		

*T

(d) Other dealings (including new securities) (Note 4)

-0-

*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A		

*T

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

-0-

*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

*T

Is a Supplemental Form 8 attached? (Note 9)	YES

-0-

*T

Date of disclosure	22 August 2007
Contact name	Jeffrey W. Cameron
Telephone number	610.971.5000
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

-0-

*T

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Total Return Equity Swap	Purchased	528,199	N/A	Cash Settled Equity Swap	N/A

*T

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.
2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Stevens Capital Management LP

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:7125C
Morgan Stanley Securities Ld(EPT)
23 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
37,033	6.9000	6.8700

Total number of securities Sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	2,000	6.8869
CFD	SHORT	22,000	6.8869
CFD	SHORT	3,300	6.8869
CFD	SHORT	9,100	6.8869
CFD	SHORT	633	6.8905

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFVTSIVFID

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	22 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	610,869	2.12%	36,390	0.13%
(2) Derivatives (other than options)	14164,712	0.57%	248,835	0.87%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	285,225	0.99%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,650	6.8623
Sale	3,913	6.8779
Sale	1,650	6.8623
Sale	1,650	6.8623

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1650	6.8623
CFD	Short	3913	6.88
CFD	Long	5545	6.8479
CFD	Long	1650	6.8622
CFD	Long	3913	6.8779

NB: The below transactions which were previously disclosed have been cancelled

Deal Date			
21/08/2007	Long	5,545	6.8479

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:7629C
Morgan Stanley Securities Ld(EPT)
24 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
30,144	6.8950	6.8800

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	1,700	6.8869
CFD	SHORT	18,208	6.8869
CFD	SHORT	2,700	6.8869
CFD	SHORT	7,400	6.8869
CFD	SHORT	136	6.8873

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFEATDISFID

Financial Announcements

REG-Surfcontrol PLC Rule 2.10 Announcement

RNS Number:7624C
Surfcontrol PLC
24 August 2007

SURFCONTROL PLC ("SurfControl")

Rule 2.10 Disclosure - UPDATE

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, SurfControl announces that, as at the close of business on 23 August 2007, it had the following securities in issue:

- 28,767,875 ordinary shares of 10 pence each.

The ISIN reference number for these securities is GB0002901790.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers ("the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of SurfControl, all "dealings" in any "relevant securities" of that company (including by means of an option in) respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. The requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "Interest" in "relevant, securities" of SurfControl, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of SurfControl by any offeror or SurfControl, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions.

Name of contact and telephone number for queries:

Simon Wilson Chief Financial Officer, and Company Secretary +1(831) 440-2530
Andrew Walker - Assistant to the Company Secretary +44(0)1260-296226

Name and signature of authorised company official responsible for making this notification:

Simon Wilson- Chief Financial Officer and Company Secretary

Date of notification: 24 August, 2007

END

RTTDGGZRLDMGNZG

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7769C
UBS AG (EPT)
24 August 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	23 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
36	6.89 GBP	6.89 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	24 AUGUST 2007
Contact name	020 7568 9289
Telephone number	NIMISHA SACHDEV
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDISSDGGRS

Financial Announcements

REG - Barclays PLC, Rule 8.3 - SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	23 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	607,845	2.11%	35,501	0.12%
(2) Derivatives (other than options)	167,736	0.58%	251,859	0.88%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	287,360	1.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	3,024	6.8768
Sale	3,024	6.8768
Sale	3,024	6.8768

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	3024	6.8768
CFD	Long	3024	6.8767

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:8543C
Morgan Stanley Securities Ld(EPT)
28 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
6,774	6.9000	6.8800

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	6,382	6.8869
CFD	SHORT	392	6.8993

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471

Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLITFITFID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:8613C
UBS AG (EPT)
28 August 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	24 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
643	6.90 GBP	6.90 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	28 AUGUST 2007
Contact name	020 7568 9289
Telephone number	NIMISHA SACHDEV
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIUSDGGRI

Financial Announcements

REG-BearStearns IntTrad Rule 8.3- SurfControl Plc

RNS Number:8626C
Bear Stearns Intl. Trading Ltd
28 August 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Bear Stearns International Trading Limited
Company dealt in	Surf Control Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	13/08/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	685,648	2.383%	1,648	0.005%
(2) Derivatives (other than options)			685,648	2.383%
(3) Options and agreements to purchase/sell				
Total	685,648	2.383%	687,296	2.389%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of Securities	Currency	Price (Note 5)
B	50,000	GBP	692.90

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Currency (Note 5)	Price per unit
CFD	Long	50,000	GBP	692.90

c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28/08/2007
Contact name	Sarah Clark
Telephone number	020 7516 6602
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

File No.: 82-34985

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETILFIFTSITFID

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	24 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	602,311	2.09%	46,569	0.16%
(2) Derivatives (other than options)	173,270	0.60%	257,393	0.89%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	303,962	1.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	5,534	6.8779

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	5534	6.88
CFD	Long	5534	6.8779

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:9318C
Morgan Stanley Securities Ld(EPT)
29 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
29,296	6.9200	6.8800

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	331	6.8869
CFD	SHORT	28,646	6.9181
CFD	SHORT	319	6.9183

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	29 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFVLTAIAFID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:9346C
UBS AG (EPT)
29 August 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	28 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
-	-	-

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
643	6.91 GBP	6.91 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	29 AUGUST 2007
Contact name	020 7568 9289
Telephone number	NIMISHA SACHDEV
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIRUDGGRC

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	28 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	597,274	2.08%	47,688	0.17%
(2) Derivatives (other than options)	178,307	0.62%	262,430	0.91%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	310,118	1.08%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	2,616	6.8884
Sale	2,421	6.8981

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	2616	6.8905
CFD	Short	2421	6.8981
CFD	Long	2616	6.8883
CFD	Long	2421	6.898

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	August 28, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,659,267 (12.72%, based on 28,767,875 ordinary shares outstanding, as publicly reported by SurfControl plc on August 24, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,659,267	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - August 28, 2007	1,924	USD 13.92

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	August 29, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:0035D
Morgan Stanley Securities Ld(EPT)
30 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
8,522	6.9400	6.8900

Total number of securities Sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	1,000	6.9200
CFD	LONG	1,000	6.9200
CFD	SHORT	8,000	6.8969
CFD	SHORT	522	6.9145
CFD	SHORT	1,000	6.9200
CFD	SHORT	1,000	6.9200

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLLTLIIVID

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure-Replacement

RNS Number:0041D
Morgan Stanley Securities Ld(EPT)
30 August 2007

AMENDMENT TO ANNOUNCEMENT 9318C RELEASED AT 11:40 ON 29 AUGUST 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
29,296	6.9200	6.8800

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	331	6.8869
CFD	SHORT	28,646	6.9181
CFD	SHORT	319	6.9183
CFD	LONG	2,679	6.9200
CFD	SHORT	2,679	6.9200

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDISBXGGRG

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	29 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	595,207	2.07%	50,206	0.17%
(2) Derivatives (other than options)	180,374	0.63%	265,350	0.92%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	315,556	1.10%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	853	6.8885
Sale	2,067	6.9179
Sale	853	6.8885

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	853	6.8886
CFD	Short	2067	6.92
CFD	Long	2067	6.9179

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:0283D
UBS AG (EPT)
30 August 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	29 AUGUST 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
4,012	6.945561 GBP	6.945561 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	30 AUGUST 2007
Contact name	020 7568 9289
Telephone number	NIMISHA SACHDEV
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBUGDIXDXGGRG

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:0877D
Morgan Stanley Securities Ld(EPT)
31 August 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 August 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities Purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
40,298	6.9300	6.8600

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
N/A	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	9,900	6.9051
CFD	SHORT	2,200	6.9051
CFD	SHORT	24,259	6.9051
CFD	SHORT	3,600	6.9051
CFD	SHORT	339	6.9137

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	31 August 2007
Contact name	Darren Adam
Telephone number	020 7677 2471
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVLTRILVID

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:0916D
UBS AG (EPT)
31 August 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	10p ordinary
Date of dealing	30 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	361,690	1.26%	-	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	361,690	1.26%	-	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	651	693 pence
PURCHASE	49	693
TOTAL PURCHASES:	700	
TOTAL SALES:	0	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)	NO
Date of disclosure	31 AUGUST 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762

Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDIUUXGGRB

Financial Announcements

REG-Aviva PLC Rule 8.3- SURFCONTROL PLC

RNS Number:0925D
Aviva PLC
31 August 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	SURFCONTROL PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	30 AUGUST 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	347,234	1.207%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	347,234	1.207%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	4,000	GBP6.908500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 AUGUST 2007
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFELTTILVID

Financial Announcements

REG - Barclays PLC, Rule 8.3 – SURFCONTROL

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	SURFCONTROL
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.10
Date of dealing	30 August 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	593,690	2.06%	50,320	0.17%
(2) Derivatives (other than options)	181,891	0.63%	268,414	0.93%
(3) Options and agreements to purchase/sell	0	0.00%	0	0.00%
Total	775,581	2.70%	318,734	1.11%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,400	6.8678
Sale	2,400	6.8678
Sale	853	6.8885
Sale	664	6.9079

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	2400	6.8679
CFD	Short	664	6.91
CFD	Long	853	6.8885
CFD	Long	664	6.9079

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (GBP)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (GBP)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

None

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 August 2007
Contact name	Geoff Smith
Telephone number	020 7116 2913

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END